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                                                                    EXHIBIT 5.1

                  [LETTERHEAD OF ALSTON & BIRD APPEARS HERE]


                               January 14, 1997

AccuStaff Incorporated
6440 Atlantic Boulevard
Jacksonville, Florida 32211

Gentlemen:

        We have acted as counsel to AccuStaff Incorporated (the "Company") in connection with the filing of a Registration Statement on Form S-3 (Reg. No. 333-18695) (the "Registration Statement") under the Securities Act of 1933, covering the offering of up to 7,599,077 shares (the "Conversion Shares") of the Company's Common Stock, $.01 par value per share to be issued upon the conversion of Career Horizons, Inc.'s 7% Convertible Senior Notes due 2002 (the "Notes"). In connection therewith, we have examined such corporate records, certificates of public officials and other documents and records as we have considered necessary or proper for the purpose of this opinion.

        This opinion is limited by and is in accordance with, the January 1, 1992, edition of the Interpretive Standards applicable to Legal Opinions to Third Parties in Corporate Transactions adopted by the Legal Opinion Committee of the Corporate and Banking Law Section of the State Bar of Georgia.

        Based on the foregoing, and having regard to legal considerations which we deem relevant, we are of the opinion that the Conversion Shares when issued upon conversion of the Notes in accordance with the terms and provisions of the Notes, will be legally issued, fully paid and nonassessable.

        We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the caption "Legal Matters" in the Prospectus contained in the Registration Statement.

                                       Very truly yours,

                                       /s/ Alston & Bird

                                       Alston & Bird